LASER PHOTONICS CORPORATION

1101 N. Keller Road, Suite G

Orlando, FL 32810

February 22, 2022

Via Edgar Correspondence

Thomas Jones, Esq.

Staff Attorney

Office of Manufacturing Division of Corporation Finance

Securities and Exchange Commission 100 F Street, N.E.

Washington, DC 20549

Re:	Laser Photonics Corporation
Amendment No. 3 to Registration Statement on Form S-1 Filed February 7, 2022 File No. 333-261129

Dear Mr. Jones:

Laser Photonics Corporation (the “Company”) is transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 18, 2022, with respect to Amendment No. 3 to the registration statement on Form S--1 (File No. 333-261129) that was confidentially submitted to the Commission on Form DRS on July 28, 2021 and amended on September 29, 2021, December 23, 2021, January 19, 2021 and February 7, 2022 (the “Registration Statement”). This letter is being submitted together with the filing of the Company’s Amendment No. 4 to the Registration Statement on Form S-1 (“Amendment No. 4”). The numbered paragraphs below correspond to the numbered comments in that letter. The Staff’s comments are presented in bold italics.

Amendment No. 3 to Registration Statement on Form S-1 filed February 7, 2022 Facing Page

1.	We note your response to prior comment 1. Please mark the registration statement facing page in your next filing to identify the appropriate amendment number. For example, the next amendment will be amendment no. 4 to Form S-1.

Response: We have marked the registration statement facing page for Amendment No. 4.

2.

Based on revised disclosures in the registration statement, it appears that the registrant may be offering the securities being registered on a delayed or continuous basis under Rule 415. If so, include the Rule 415 offering undertakings required by Item 512(a) of Regulation S-K. Also, check the Rule 415 box on the facing page of the registration statement.

Response: . We have included the Rule 415 undertakings required by Item 512(a) of Regulation S-k and checked the Rule 415 box on the facing page of the registration statement.

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Summary of Risk Factors, page 10

3.	Please include bullet points to highlight the risks related to the warrants.

Response: We have included in the bullet points the risks related to the warrants.

Description of our Securities, page 82

4.	Please disclose the material terms of the warrants, such as transferability and governing law.

Response: We have disclosed the material terms of the warrants, including transferability and governing law.

Exhibits

5.	Please file the warrant and warrant agreement as exhibits.

Response: We have filed the warrant and warrant agreement as exhibits.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Culhane Meadows PLLC at (301) 910-2030 and by email at estern@cm.law. If you cannot reach him, please contact the undersigned at wtupuola@laserphotonics.com.

Sincerely, /s/ Wayne Tupuola Wayne Tupuola

Cc:	Ernest M. Stern, Esq., Culhane Meadows PLLC
Christopher J. Bellini, Esq., Cozen O’Connor
Seth Popick, Cozen O’Connor

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